Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and nine-month periods ended August 31, 2020 and 2019

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Loss and Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 18

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at August 31, 2020 and November 30, 2019

(Unaudited)

		August 31,	November 30,
	Note	2020	2019

Assets
Current assets
Cash		$17,242	$28,661
Bonds and money market funds		9,605	11,964
Trade and other receivables		8,276	10,116
Tax credits receivable		199	-
Inventories	5	25,669	20,929
Prepaid expenses and deposits		2,450	3,874
Derivative financial assets		553	637

Total current assets		63,994	76,181

Non-current assets
Bonds and money market funds		-	619
Right-of-use assets		2,731	-
Property and equipment		911	1,071
Intangible assets		25,325	27,480
Other asset		8,543	12,204

Total non-current assets		37,510	41,374

Total assets		$101,504	$117,555

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$30,827	$31,173
Provisions	6	2,412	2,484
Current portion of long-term obligations	7	-	3,417
Current portion of lease liabilities	9	412	-
Deferred revenue		49	70

Total current liabilities		33,700	37,144

Non-current liabilities
Long-term obligations	7	4,602	4,570
Convertible unsecured senior notes	8	51,972	50,741
Lease liabilities	9	2,660	-
Other liabilities		44	266

Total non-current liabilities		59,278	55,577

Total liabilities		92,978	92,721

Equity
Share capital		287,312	287,035
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		11,803	10,783
Deficit		(294,580)	(277,462)
Accumulated other comprehensive (loss) income		(466)	21

Total equity		8,526	24,834

Total liabilities and equity		$101,504	$117,555

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Loss and Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods and nine-month periods ended August 31, 2020 and 2019

(Unaudited)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2020	2019	2020	2019

Revenue	3		$14,049	$16,111	$46,930	$46,816

Operating expenses
Cost of sales
Cost of goods sold			4,611	5,215	15,780	15,371
Other production-related costs			280	1	811	53
Amortization of other asset			1,220	1,221	3,661	3,663
Research and development expenses, net of tax credits of $199 (2019 – nil)			4,183	2,152	11,224	6,964
Selling expenses			7,025	6,389	20,327	18,809
General and administrative expenses			2,699	1,772	8,975	5,072

Total operating expenses			20,018	16,750	60,778	49,932

Loss from operating activities			(5,969)	(639)	(13,848)	(3,116)

Finance income	4		32	253	278	880
Finance costs	4		(831)	(1,253)	(3,548)	(3,805)

			(799)	(1,000)	(3,270)	(2,925)

Net loss for the period			$(6,768)	$(1,639)	$(17,118)	$(6,041)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			(11)	11	8	73
Exchange differences on translation			(451)	29	(495)	34

			(462)	40	(487)	107

Total comprehensive loss for the period			$(7,230)	(1,599)	(17,605)	(5,934)

Basic and diluted loss per share	10	(c)	(0.09)	(0.02)	(0.22)	(0.08)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except per share amounts)

Nine-month periods ended August 31, 2020 and 2019

(Unaudited)

					For the nine-month period ended August 31, 2020

	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2019	76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

Total comprehensive loss for the period
Net loss for the period	-	-	-	-	(17,118)	-	(17,118)
Other comprehensive income:	-	-	-	-	-	-
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax	-	-	-	-	-	8	8
Exchange differences on translation	-	-	-	-	-	(495)	(495)

Total comprehensive loss for the period	-	-	-	-	(17,118)	(487)	(17,605)

Transactions with owners, recorded directly in equity
Share-based compensation plan:	-	-	-	-
Share-based compensation for stock option plan	-	-	-	1,152	-	-	1,152
Exercise of stock options:
Monetary consideration	60,000	145	-	-	-	-	145
Attributed value	-	132	-	(132)	-	-	-

Total contributions by owners	60,000	277	-	1,020	-	-	1,297

Balance as at August 31, 2020	77,013,411	$287,312	$4,457	$11,803	$(294,580)	$(466)	$8,526

					For the six-month period ended August 31, 2019

	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2018	76,877,679	$286,828	$4,457	$8,788	$(264,966)	$(95)	$35,012

Total comprehensive (loss) income for the period
Net loss for the period	-	-	-	-	(6,041)	-	(6,041)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax	-	-	-	-	-	73	73
Exchange differences on translation	-	-	-	-	-	34	34

Total comprehensive (loss) income for the period	-	-	-	-	(6,041)	107	(5,934)

Transactions with owners, recorded directly in equity
Issuance of common shares – Katana	900	5	-	-	-	-	5
Share-based compensation plan:
Share-based compensation for stock option plan	-	-	-	829	-	-	829
Exercise of stock options:
Monetary consideration	74,832	110	-	-	-	-	110
Attributed value	-	92	-	(92)	-	-	-

Total contributions by owners	75,732	207	-	737	-	-	944

Balance as at August 31, 2019	76,953,411	$287,035	$4,457	$9,525	$(271,007)	$12	$30,022

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods and nine-month periods ended August 31, 2020 and 2019

(Unaudited)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note	2020	2019	2020	2019

Cash provided from (used in)
Operating
Net loss		$(6,768)	$(1,639)	$(17,118)	$(6,041)
Adjustments for
Depreciation of property and equipment		62	67	183	132
Amortization of intangible assets and other assets		2,016	1,862	5,816	5,433
Amortization of right-of-use assets		111	-	329	-
Share-based compensation for stock option plan and stock appreciation rights	10 (a,b)	349	271	1,168	855
Write-down of inventories	5	282	-	676	3
Change in fair value of derivative financial assets		(141)	243	108	503
Change in fair value of liability related to deferred stock unit plan		140	(243)	(100)	(499)
Interest on convertible unsecured senior notes		838	847	2,482	2,493
Interest income		(32)	(253)	(278)	(880)
Foreign exchange		(586)	(70)	(550)	54
Accretion expense		485	428	1,508	1,233
Lease inducements and amortization		-	5	-	233

		(3,244)	1,518	(5,776)	3,519

Change in operating assets and liabilities
Trade and other receivables		3,967	2,042	1,896	(427)
Taxe credits receivable		(193)	-	(193)	-
Inventories		(984)	1	(5,152)	(1,779)
Prepaid expenses and deposits		773	(160)	1,442	(221)
Accounts payable and accrued liabilities		579	1,862	228	(2,959)
Provisions		(642)	720	(72)	1,231
Deferred revenue		21	(38)	(21)	5

		3,521	4,427	(1,872)	(4,150)

Cash flows from (used in) operating activities		277	5,945	(7,648)	(631)

Financing
Repayment of long-term obligation	7	(3,500)	(3,500)	(3,500)	(3,500)
Payments of lease liabilities		(141)	-	(417)	-
Proceeds from exercise of stock options		-	-	145	110
Interest paid on convertible unsecured senior notes		(1,653)	(1,653)	(3,306)	(3,417)

Cash flows used in financing activities		(5,294)	(5,153)	(7,078)	(6,807)

Investing
Acquisition of bonds and money market funds		(5)	(41)	(56)	(158)
Proceeds from sale of bonds and money market funds		701	-	2,959	1,932
Interest received		57	265	355	953
Acquisition of intangible assets		-	(7)	-	(2,031)
Acquisition of derivative financial assets		-	(15)	(17)	(15)
Acquisition of property and equipment		(7)	(40)	(20)	(1,197)

Cash flows from (used in) investing activities		746	162	3,221	(516)

Net change in cash		(4,271)	954	(11,505)	(7,954)
Cash, beginning of period		21,440	30,089	28,661	38,997
Effect of foreign exchange on cash		73	(9)	86	(9)

Cash, end of period		$17,242	$31,034	$17,242	$31,034

See Note 11 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2019 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on October 14, 2020.

(b)	Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. See Note 2 below. Equity-classified share-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 13.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

1.	Basis of preparation (continued)

(c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2019.

(d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2019 have been applied consistently in the preparation of these interim financial statements, except for the adoption of IFRS 16, Leases, as described in the Company’s first quarter financial statements of 2020.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	For the three-month periods ended August 31,
	2020	2019

EGRIFTA® and EGRIFTA SV® net sales	$6,864	$9,188
Trogarzo® net sales	7,185	6,923

	$14,049	$16,111

	For the nine-month periods ended August 31,
	2020	2019

EGRIFTA® and EGRIFTA SV® net sales	$24,648	$26,789
Trogarzo® net sales	22,282	20,027

	$46,930	$46,816

Net sales by geography were as follows:

	For the three-month periods ended August 31,
	2020	2019

Canada	$-	$100
United States	14,049	16,011

	$14,049	$16,111

	For the nine-month periods ended August 31,
	2020	2019

Canada	$231	$186
United States	46,699	46,630

	$46,930	$46,816

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

4.	Finance income and finance costs

	For the three-month periods ended August 31,
	2020	2019

Interest income	$32	$253

Finance income	32	253

Accretion expense	(485)	(428)
Interest on convertible unsecured senior notes	(838)	(847)
Bank charges	(5)	(5)
Net foreign currency gain	496	27
Gain on financial instruments carried at fair value	1	-

Finance costs	(831)	(1,253)

Net finance cost recognized in net profit or loss	$(799)	$(1,000)

	For the nine-month periods ended August 31,
	2020	2019

Interest income	$278	$880

Finance income	278	880

Accretion expense	(1,508)	(1,233)
Interest on convertible unsecured senior notes	(2,482)	(2,493)
Bank charges	(21)	(19)
Net foreign currency gain (loss)	471	(56)
Loss on financial instruments carried at fair value	(8)	(4)

Finance costs	(3,548)	(3,805)

Net finance cost recognized in net profit or loss	$(3,270)	$(2,925)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

5.	Inventories

Inventories were written down in 2020 to net realizable value by the amounts of $282 and $676 in the three- and nine-month periods ended August 31, 2020, respectively, (2019 – nil and $3 for the three- and nine-month periods ended August 31, 2019, respectively), which are recorded in cost of sales.

Included in the 2020 write-down is a provision of $422 on excess stock of EGRIFTA® that was recorded during the nine-month period ended August 31, 2020 as a result of the Company’s decision to switch patients to and only actively commercialize the new EGRIFTA SV® formulation in the United States.

6.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2018	$895	$119	$-	$1,014

Provisions made	10,818	174	55	11,047
Provisions used	(9,531)	(46)	-	(9,577)

Balance as at November 30, 2019	2,182	247	55	2,484

Provisions made	7,584	681	1,962	10,227
Provisions used	(8,441)	(792)	(1,066)	(10,299)

Balance as at August 31, 2020	$1,325	$136	$951	$2,412

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

7.	Long-term obligations

The movement in the long-term obligations is as follows:

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Total

Balance as at November 30, 2018	$-	$-	$-

Additions	6,765	4,557	11,322
Accretion expense	152	13	165
Payment	(3,500)	-	(3,500)

Balance as at November 30, 2019	3,417	4,570	7,987

Accretion expense	83	32	115
Payment	(3,500)	-	(3,500)

Balance as at August 31, 2020	-	4,602	4,602

Current portion	-	-	-

Non-current portion	$-	$4,602	$4,602

8.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2018	$49,233

Accretion expense	1,508

Convertible unsecured senior notes as at November 30, 2019	$50,741

Accretion expense	1,231

Convertible unsecured senior notes as at August 31, 2020	$51,972

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

9.	Lease liabilities

Carrying value

Balance as at December 1, 2019	$3,192

Accretion expense	162
Lease payments	(417)
Effect of change in exchange rates	135

Balance as at August 31, 2020	3,072

Current portion	(412)

Non-current portion	$2,660

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

10.	Share capital

(a)	Stock options

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. On June 12, 2020, the Company’s Board of Directors amended the Plan to increase the number of common shares reserved for issuance thereunder by 1,120,000, bringing the maximum number to 7,770,000. Shareholders ratified this amendment on July 16, 2020. Generally, the options vest at the grant date or over a period of up to three years. As at August 31, 2020, 2,292,697 options could still be granted by the Company (2019 – 1,632,851) under the Plan.

The Company issued 487,421 options to Paul Lévesque, the President and Chief Executive Officer of the Company, on April 15, 2020 as inducement to enter into his employment agreement with the Company. These 487,421 options vest equally over a three-year period, have an exercise price of CAD2.87 and have a ten-year term.

The Company has also issued an additional 590,300 options to its senior management, employees and directors since the beginning of its fiscal year.

All options are to be settled by the physical delivery of the common shares.

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average
			exercise price
			per option
	Number of options	CAD	USD

Options as at November 30, 2018	2,172,705	$3.15	$2.37
Granted	406,400	8.19	6.20
Forfeited	(88,489)	6.07	4.56
Exercised (share price: CAD7.78 (USD5.82))	(74,832)	1.96	1.46

Options outstanding as at August 31, 2019	2,415,784	3.94	2.96
Options as at November 30, 2019	2,415,784	3.93	2.96
Granted	1,077,721	3.06	2.25
Forfeited	(130,146)	5.08	3.63
Exercised (share price: CAD3.77 (USD2.68))	(60,000)	3.38	2.40

Options outstanding as at August 31, 2020	3,303,359	$3.61	$2.77

Options exercisable as at August 31, 2020	2,097,584	$3.47	$2.66

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(a)	Stock option plan (continued)

During the nine-month period ended August 31, 2020, $1,152 (2019 – $829) were recorded as share-based compensation expense under the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the nine-month periods ended August 31,
	2020	2019

Risk-free interest rate	0.95%	2.15%
Expected volatility	70%	57%
Average option life	8.5 years	8 years
Expected dividends	-	-
Grant-date share price	$2.34 (CAD3.06)	$6.15 (CAD8.19)
Option exercise price	$2.34 (CAD3.06)	$6.15 (CAD8.19)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the contractual life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(a)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

			For the nine-month periods ended August 31,
		2020		2019
		Weighted		Weighted
		average		average
	Number of	grant date	Number of	grant date
	options	fair value	options	fair value

Options granted	1,077,721	$1.60 (CAD2.08)	406,400	$3.69 (CAD4.92)

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and expected option life, which greatly affect the calculated values.

(b)	Stock appreciation rights (“SARs”)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period up to three years.

During the nine-month period ended August 31, 2020, $16 (2019 – $26) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted in 2020 (2019 – nil) is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions:

Measurement date
as at
August 31, 2020

Risk-free interest rate	0.62%
Expected volatility	67%
Average option life in years	6.5 years
Period-end share price	$2.57 (CAD3.36)
SAR exercise price	$6.16 (CAD8.05)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(b)	Stock appreciation rights (“SARs”) (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time-similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(c)	Loss per share

For the three- and nine-month periods ended August 31, 2020, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended August 31,
	2020	2019

Issued common shares as at June 1	77,013,411	76,953,411
Effect of share options exercised	-	-

Weighted average number of common shares	77,013,411	76,953,411

	For the nine-month periods ended August 31,
	2020	2019

Issued common shares as at December 1	76,953,411	76,877,679
Effect of share options exercised	31,018	41,646
Effect of issue of common shares - oncology platform	-	618

Weighted average number of common shares	76,984,429	76,919,943

For the three- and nine-month periods ended August 31, 2020, 3,303,359 (2019 – 2,455,784) share options, and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute earnings per share in the future were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

11.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	August 31,	August 31,
	2020	2019

Additions to property and equipment included in accounts payable and accrued liabilities	$6	$12
Additions to intangible assets included in accounts payable and accrued liabilities	-	385
Additions to intangible assets included in long-term obligations	-	3,265
Issuance of shares in connection with acquisition of intangible assets	-	5
Initial recognition of right-of-use assets and lease liabilities	3,192	-
Reclassification of other liabilities to right-of-use assets	238	-

12.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2019.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

13.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and non-financial liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured notes, including the equity portion, as at August 31, 2020, was approximately $41,745 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options and SARs are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended August 31, 2020 and 2019

(Unaudited)

14.	Commitments

On February 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of Non-Alcoholic Steatohepatitis (“NASH”) in the HIV population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and a low single-digit royalty payment on all sales of EGRIFTA® and EGRIFTA SV® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including Non-Alcoholic Fatty Liver Disease or NASH in the general population.

15.	Operating segments

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2020	2019

RxCrossroads	$45,512	$45,318
Others	1,418	1,498

	$46,930	$46,816

All of the Company’s non-current assets are located in Canada as is the Company’s head office.